September 13, 2004


VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long, Assistant Director

Re:      Oregon Steel Mills, Inc.
         Registration Statement on Form S-3
         SEC File No. 333-117672
         Request for Withdrawal

Dear Ms. Long:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Oregon Steel Mills, Inc. (the "Registrant") requests that the above-referenced Registration Statement, filed with the Commission on July 26, 2004 (the "Registration Statement"), be withdrawn effective immediately. The shares to be registered by the Registration Statement were to be issued in partial settlement of a dispute with our union. However, the settlement was restructured after the Registration Statement was filed. Under the new settlement terms, we will provide cash instead of stock and therefore the Registration Statement is unnecessary. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

If you have any questions regarding this application, please contact Carmen M. Calzacorta of Schwabe, Williamson & Wyatt, P.C. at (503) 796-2994.

Sincerely,

/s/ L. Ray Adams
--------------------------
L. Ray Adams
Vice President, Finance

cc:      Carmen M. Calzacorta, Schwabe, Williamson & Wyatt, P.C.